Cementos Lima S.A.

RECEIVED

2006 SEP -8 P 12:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

VAL-088-06

August 31, 2006

Mr. Michael Hyatte
Securities and Exch
Division of Corpora
450 Fifth Street, N
Washington, D.C. 20
U. S. A.

06016683

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of July 31, 2006 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on August 7, 2006.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.13 per share of common stock and US$ 0.013 per investment share, declared by the July 19, 2006 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on August 8, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

c.c.: The Bank of New York

FILE: SEC

(FREE TRANSLATION)

**FILE N°
82-3911**

VAL-078-06

August 7, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of July 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, August 8, 2006
"EL COMERCIO"	Tuesday, August 8, 2006
"EXPRESO"	Tuesday, August 8, 2006

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on July 19, 2006, declared a dividend of US$ 0.13 per share of Common Stock and US$ 0.013 per Investment Share.

This dividend will be paid beginning Tuesday 22nd of August, 2006 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

August 8, 2006

THE MANAGEMENT

FILE: TRAPAGO